Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:
Compass BancShares, Inc.
(Commission File no. 1-31272)

The presentation below was utilized by representatives of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA") in connection with its extraordinary general shareholders' meeting. Such presentation, which includes information pertaining to the acquisition of Compass BancShares, Inc., is hereby filed by BBVA pursuant to Rule 425 under the Securities Act of 1933.

                                                                      BBVA LOGO

                                    Extraordinary  General Shareholders Meeting

                                                             Francisco Gonzalez
                                                               Chairman and CEO

                                                          Bilbao, June 21, 2007

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                                                                      BBVA LOGO

Disclaimer

FORWARD-LOOKING STATEMENTS
This document may include "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "estimate," "plan," "outlook," and
"project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Banco Bilbao
Vizcaya Argentaria, S.A. ("BBVA"), Compass Bancshares, Inc. ("Compass") and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA's and Compass's filings with the Securities and Exchange
Commission ("SEC"), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, failure of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors.  Readers are referred to BBVA's and Compass's most recent reports filed with the SEC. BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to)
update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
This document may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass.  In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4 (File no. 333-141813) (the "Registration Statement") to register the BBVA ordinary shares to be issued in the proposed transaction and that includes a proxy statement of Compass that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contain and will contain important information about BBVA, Compass, the proposed transaction and related matters.
SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED
WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE
PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Compass.
Investors and security holders may obtain a free copy of the disclosure documents (including the Registration
Statement) and other documents filed by BBVA and Compass with the SEC at the SEC's website at www.sec.gov, from BBVA's Investor Relations department or from Compass's Investor Relations department.  BBVA will also file certain documents with the Spanish Comision Nacional del Mercado de Valores in connection with its shareholders' meeting to be held in connection with the proposed transaction, which will be available on the
CNMV's website at www.cnmv.es.

PARTICIPANTS IN THE TRANSACTION
BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information regarding BBVA's directors and executive officers is available in BBVA's annual report on Form 20-F, which was filed with the SEC on March 30, 2007, and information regarding Compass's directors and executive officers is available in Compass's proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006.  Additional information regarding the interests of such potential participants is also included in the Registration Statement (and will be included in the definitive proxy statement/prospectus for the proposed transaction) and the other relevant documents filed with the SEC.

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                                                                      BBVA LOGO

Acquisition 100% Compass

Total Amount     $9,633 Million*

Financing        52% Shares
Structure*       48% Cash

Share Capital    196 Million shares
  Increase

(*) Amounts calculated based on ADS price =  $ 25.65

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                                                                      BBVA LOGO

The agreement's effectiveness is subject to:

1 Capital increase approval by BBVA's Shareholders' Meeting

2 Transaction approval by Compass General Shareholders' Meeting

3 Approval by authorities

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                                                                      BBVA LOGO

Summary

|X|      BBVA's Positioning and strategy
|X|      Compass acquisition
|X|      Share capital increase
|X|      BBVA: creation of value in high growth areas

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                                                                      BBVA LOGO

Growth and quality of earnings                     Solid fundamentals

                           Sustained value creation

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                                                                      BBVA LOGO

Strong results growth

Net attributable profit before non-recurrent items
(Millions (euro))

         +25.1%                      +23.0%
     1Q05      815              2Q06         1.159
     2Q05      998              3Q06         1.121
     3Q05      914              4Q06         1.280
     4Q05      1.079            1Q07         1.254
     1Q06      1.020

        Earnings per share excluding non-recurrent items 0.35 (euro) (+17.4%)

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                                                                      BBVA LOGO

Solid fundamentals *

    ROE (%)

 1st Euro zone

34.7   28.0

Efficiency (%)

 1st Euro zone

35.2   55.2

NPL (%)

 2nd Euro zone

0.84   2.98

  Coverage (%)

 1st Euro zone

263.4   94.8

BBVA = left column
Euro Zone Average = right column

* 1Q07 results, including recurrent items

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                                                                      BBVA LOGO

Sustained dividend increases

Dividend per share (euro)

2002           0.348
                         +10.3%
2003           0.384
                         +15.1%
2004           0.442
                         +20.1%
2005           0.531
                         +20.0%
2006           0.637

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                                                                      BBVA LOGO

From a very good bank ...

.... to an excellent bank

One of the 8-10 large global groups that are benchmarks in the financial industry

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                                                                      BBVA LOGO

A business model that creates value

Usefulness for the client               Productivity

         Innovation                     Transformation

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                                                                      BBVA LOGO

Pillar's of BBVA's Strategy

1 Principles

2 Innovation

3 Globalization

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                                                                      BBVA LOGO

Globalization

          From a multinational group -> To a Group with global reach

               Opportunities for Growth           Value Creation

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                                                                      BBVA LOGO

Markets with strong growth

Current Markets                                         Areas for future growth
                                        +
Spain                                                   United States

Mexico                                                  Asia

South America

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                                                                      BBVA LOGO

Asia

                                     [Map]

Presence in key principal financial centers

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                                                                      BBVA LOGO

Asia

                                     [Map]

                           Alliance with CITIC Group:
|_|      4.83% of CNCB (China)
|_|      15% of CIFH (Hong Kong)

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                                                                      BBVA LOGO

2004  Valley Bank

2005  Laredo National Bank

2006  Texas Regional and State National

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                                                                      BBVA LOGO

Summary
-------------------------------------------------------------------------------

|X|      BBVA's Positioning and strategy
|X|      Compass acquisition
|X|      Share capital increase
|X|      BBVA: creation of value in high growth areas

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                                                                      BBVA LOGO

Appeal of the "Sun Belt" market:

Expected Growth               Hispanic Presence

                      +

Population Growth                   Hispanic
      2006-2011                     Population

U.S. Average +6.7%                 U.S. 44 Million (15%)

Compass States* +11.7%             Compass States 15 Million (25%)

*MSAs (Metropolitan Statistical Areas)
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                                                                      BBVA LOGO

Compass: a unique opportunity

Amounts as of December 2006 ($ Million)

Assets              34,200

Ordinary Margin      1,820

Attributable Profit    460

|X|      Founded in 1970
|X|      Headquarters: Birmingham, Alabama.
|X|      8,808 employees
|X|      417 branches
|X|      6 states

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                                                                      BBVA LOGO

Geographically complementary to our franchise ...

                                     [Map]

Fit with BBVA's target area

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                                                                      BBVA LOGO

.... and also in terms of Business Model

                                  Global Banking

Treasury                 4.2%

Private Banking          6.1%
                                        Loans + Deposits (*) $ 47.4 Billion
Corporate Banking        42.2%

Retail Banking           47.5%

Strong Retail Focus

(*) As of December 2006

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                                                                      BBVA LOGO

With solid fundamentals...

                              Compass                  Reference Group
                              -------                  ---------------

ROE (%)                        17.7                         13.3

Efficiency (%)                 56.2                         57.5

NPL (%)                        0.23                          0.37

NPL Coverage (%)               517                           256

....brand recognition and an excellent management team

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                                                                      BBVA LOGO

Transaction structure

Consideration to be paid to Compass shareholders:

                            Cash: $ 71.82 per share

                      Shares: 2.8 BBVA ADS / Compass share

                              Combination of both

                      Obtain resources at the lowest cost
                            and with the least risk

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                                                                      BBVA LOGO

Advantages

                          BBVA                         Compass Bank

|X|      Maintain capital ratios                  Tax efficient transaction

|X|      Improve capital distribution             Inclusion of cash component
|X|      Reduce exposure to market risk           increases transaction appeal
|X|      Expand our shareholders' base

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                                                                      BBVA LOGO

Operating Synergies

Revenue Synergies

5.8% of the combined base

Cost Synergies

7.1% of the combined base (*)

(*) excluding funding synergies

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                                                                      BBVA LOGO

Transaction that creates value for BBVA

                                                  2008E     2009E      2010E

Contribution to BBVA Attributable Profit           383       473         589
((euro) Million)

Impact on BBVA Earnings per share               -1.12%    -0.67%       0.22%

                               Value Creation

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                                                                      BBVA LOGO

Consistent with acquisitions policy

                    Increase         Population           Risk
                    GDP 06 (%)       (Millions)         (NPL %) (2)

Spain                 3.9               40              0.6

Mexico                4.8              107              1.7

Latin America         5.7              417              3.7

BBVA USA (1)          4.6              60               0.7

                          Strong growth and low risk

(1) Bureau of Economic Analysis (BEA); (2) FMI, latest available data, Latam Ex Brasil

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                                                                      BBVA LOGO

Greater geographical diversification

Net Attributable Profit 2005                 Net Attributable Profit 2006*

South America         10%                  South America         9%

Mexico                34%                  Mexico                31%

Retail Spain          33%                  Retail Spain          27%

BBVA USA               1%                  BBVA USA              10%

Wholesale and SMEs    23%                  Wholesale and SMEs    23%

(*) Pro Forma (including Compass + TRB + SNB)

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                                                                      BBVA LOGO

BBVA USA, a unique platform in the U.S.

622 branches

7 States

$47,000 million assets

Potential market  of 101 million people

76% faster growth than rest of U.S.

                    BBVA USA: 19th ranked bank in the U.S.*

* Based on pro forma market capitalization

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                                                                      BBVA LOGO

Summary
-------------------------------------------------------------------------------

|X|      BBVA's Positioning and strategy
|X|      Compass acquisition
|X|      Share capital increase
|X|      BBVA: creation of value in high growth areas

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                                                                      BBVA LOGO

Proposed share capital increase

Objective                |X| To finance Compass acquisition   (52%) *

Nominal Value            |X| Per share: (euro)  0.49
                         |X| Total amount: (euro)  96,040,000

Number of new shares     |X| 196,000,000

Rate of issue            |X| Issue price = nominal value + premium
                         |X| Minimum type - Maximum type

DSP                      |X| Exclusion of preferential subscription right

*Based on ADS price = $ 25.65

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                                                                      BBVA LOGO

Summary
-------------------------------------------------------------------------------

|X|      BBVA's Positioning and strategy
|X|      Compass acquisition
|X|      Share capital increase
|X|      BBVA: creation of value in high growth areas

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                                                                      BBVA LOGO

    BBVA, a service company that offers useful solutions for people's lives

                                   [IMAGES]

              BBVA: project to create value in high growth areas

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                                                                      BBVA LOGO

Take advantage of global opportunities for growth

                                     [Map]

           The Compass acquisition constitutes a great step forward

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                                                                      BBVA LOGO

                                     Extraordinary General Shareholders Meeting

                                                             Francisco Gonzalez

                                                               Chairman and CEO

                                                          Bilbao, June 21, 2007

BBVA Logo

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